

August 1, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Elevation Series Trust
        Issuer CIK:       0001936157
        Issuer File Number:    333-265972 / 811-23812
        Form Type:     8-A12B
        Filing Date:     August 1, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the RiverNorth
Active Income ETF under the Exchange Act of 1934.

Sincerely,

*Bianca Stodden*

Bianca Stodden
Senior Analyst, Listing Qualifications